Insider Trading Policy

Purpose: This Insider Trading Policy (the “Policy”) has been adopted by the Board of Directors (the “Board of Directors”) of Ball Corporation to implement policies and procedures designed to help its directors, officers and employees to comply with insider trading laws.

Scope:

A.	This policy applies to all directors, officers and employees (collectively referred to as “Insiders”) of Ball Corporation, its subsidiaries, and greater than 50 percent owned joint ventures (collectively, “Ball” or the “Company”).
B.	Except as otherwise stated below, this Policy applies to all transactions by Insiders in the Company’s securities, including transactions in common stock, options for common stock, preferred stock, restricted stock units and other types of securities the Company may issue (collectively “Ball Securities”).

Policy:

Insiders must comply with federal laws prohibiting directors, officers, employees and others from buying or selling Ball securities (and those of other companies under certain conditions) while in possession of material nonpublic information. Generally, United States securities laws prohibit buying or selling a security of a public company, in breach of a fiduciary duty or other relationship of trust and confidence, while in possession of material nonpublic information about the security or the issuer. Insider trading violations may also include disclosing material nonpublic information to others who might trade on the basis of such information. This policy provides Ball directors, officers and employees with guidance to avoid individual and/or Ball liability under the insider trading laws, the appearance of impropriety and resulting damage to Ball’s business reputation. Except where indicated, the insider trading discussed refers to the trading of Ball Securities while in possession of material, nonpublic information about Ball. To that end, this Policy is designed to assist you in complying with these laws and to avoid even the appearance of impropriety. Violations of this policy can result in disciplinary action up to and including termination of employment, as well as civil and criminal penalties.

Prohibited Activities:

A.	General Restrictions. Except as otherwise stated below, all Insiders are prohibited from engaging directly or indirectly in any of the following activities:

●	Buying or selling Ball Securities while in possession of material nonpublic information about the Company.

●	Engaging in short sales of Ball Securities (i.e., a sale of Ball Securities not owned on the date of the short sale).

●	Engaging in any publicly-traded puts, calls or other derivative instruments involving Ball Securities other than pursuant to a Rule 10b5-1 Plan entered into in compliance with this Policy.

●	Engaging in hedging transactions such as (but not limited to) zero-cost collars, equity swaps and forward sale contracts.

●	Using Ball Securities as collateral in a margin account with a broker-dealer or otherwise pledging Ball Securities as collateral for a loan without pre-clearance by the Law Department.

●	Placing a standing order with brokers for automatic execution of transactions in Ball Securities other than for Qualified Transactions or pursuant to a Rule 10b5-1 Plan entered into in compliance with this Policy.
●	Buying or selling securities of another company while in possession of nonpublic information about that company, including, without limitation, any company that Ball conducts ordinary business with, such as customers, vendors or suppliers, when that information is obtained during the course of your employment with Ball.
●	Disclosing material nonpublic information about the Company to any person outside the Company (except to third party service providers or agents of the Company as required to provide services) or making recommendations for trading in Ball Securities while in possession of material nonpublic information (generally referred to as “tipping”).
B.	Additional Restrictions.

●	Restricted Insiders may not buy, sell, donate or otherwise transact in Ball Securities while the Company’s trading window is closed. In general, the trading window will be closed from the 15th day of the last month of each quarter (i.e., March 15, June 15, September 15, December 15) until the completion of the second full trading day after the public release of earnings. In addition, the Chief Legal Officer may, by notification, close the trading window for certain Restricted Employees during periods when such employees may be in possession of material nonpublic information.
●	The Chief Legal Officer may, on a case-by-case basis, authorize trading in Ball Securities when the trading window is closed due to financial hardship or other special circumstances provided that the Restricted Employee is not in possession of material nonpublic information.
●	Except as otherwise set forth in this Policy, Restricted Insiders must obtain approval from the Chief Legal Officer (“Pre-clearance”) prior to engaging in any purchase, sale or donation of Ball Securities or entering into any Rule 10b5-1 Plan.

●	While the trading window is closed Restricted Employees may not provide new instructions or change the terms of any instructions for the purchase or sale of Ball

Securities under the Ball Employee Stock Purchase Plan, Dividend Reinvestment and Voluntary Stock Purchase Plan for Shareholders or the 401(k) plan.

●	From time to time, the Company may determine that it is necessary to restrict trading by certain employees or groups as a result of an event that is material to the Company or necessary to comply with law. Notification of the trading restriction will be given to the restricted persons in those circumstances. In such event, the existence of a trading restriction should be kept confidential and only shared with persons that have a need to know.
C.	Exceptions. The restrictions and prohibitions listed above do not apply to the following:

●	Qualified Transactions. Transactions in Ball Securities executed in or under any of the following circumstances (“Qualified Transactions”): (i) transactions in open-end mutual funds or exchange traded funds that hold Ball Securities, (ii) transactions made under the Ball Employee Stock Purchase Plan, Dividend Reinvestment and Voluntary Stock Purchase Plan for Shareholders or 401(k) Plan in cases where instructions for such transaction were provided during a period when trading is permitted under this Policy, or

(iii) transactions required by the terms of an order or decree issued by a governmental authority or court, such as a Qualified Domestic Relations Order, provided that notice of such order or decree is furnished to the Law Department in advance.

●	Rule 10b5-1 Plan. Transactions made pursuant to a Rule 10b5-1 Plan entered into in compliance with this Policy.

●	Vesting Events. Vesting of Restricted Stock Units awarded by the Company.
●	Withholding for Payment of Taxes. Withholding of Ball Securities received in the vesting of restricted stock units or delivery to Ball of Ball Securities received in the exercise of stock options (or stock appreciation rights) where such withholding or deliver is in satisfaction of withholding obligations resulting from said vesting or exercise.

●	Transactions with the Company. Other purchases or sales of Ball Securities to or from the Company that do not involve a market transaction, including the exercise of stock options (or stock appreciation rights) granted by the Company and the surrender to the Company of stock obtained pursuant to the exercise of stock options (or stock appreciation rights) granted by the Company to cover the cost of exercising said options (or stock appreciation rights) (generally referred to as a “cashless exercise”).

Definitions

Immediate Family Members. Immediate Family Members include spouses, minor children and adult family members residing in the same home.

Material Information. Information about Ball that a reasonable investor would consider important in deciding whether to buy, sell or hold Ball Securities. Examples of information that may be deemed to be Material Information include the following:

●	Quarterly and year-end earnings and other financial results;
●	Significant changes in sales volumes or in major customer or supplier contracts;

●	Significant developments or events with respect to products or services or marketing plans;
●	Stock splits or other significant changes in capital structure or plans to redeem or repurchase securities;
●	New equity or debt offerings;
●	Significant changes in dividend policies or amounts;
●	Significant litigation or enforcement action (actual or threatened), or the resolution of such litigation or enforcement action;
●	Significant mergers, acquisitions or sales of assets involving Ball; or
●	Significant events impacting information technology systems.

Nonpublic Information. Information that (i) is not generally known by the public, (ii) has not been included in Ball’s public filings with the Securities Exchange Commission or in a news release broadly disseminated to the public, or (iii) has not been broadly disseminated to the public via company conference calls or web cast of company presentations at industry conferences.

Section 16 Insiders. All members of the Board of Directors of Ball Corporation, and all “executive” officers of Ball for purposes of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”).

Restricted Insiders. Section 16 Insiders and certain employees, identified by the Chief Legal Officer, who by virtue of their position, function or responsibilities may have access to material, nonpublic information (including certain members of the corporate development, investor relations, public relations, human resources, law, accounting and finance departments).

Specific Guidance

Insiders are responsible for Direct and Indirect Trading Activity. Pursuant to Insider Trading Laws, Insiders are responsible for (i) direct trading activity (i.e. transactions executed in the name of the insider), and (ii) indirect trading activity which includes transactions executed (a) by members of the Insiders Immediate Family, (b) any entity owned or controlled by the Insider, or (c) any trust for which the Insider or the Insider’s Immediate Family Member is a beneficiary. Insiders shall not engage in any indirect trading activity in violation of this Policy.

Former Employees. The restrictions set forth in this Policy continue to apply to transactions by Insiders even after termination of employment. Insiders possessing material, nonpublic information at the time of termination may not engage in transactions until such information is made public or is no longer material.

Section 16 Reporting Requirements. Section 16 Insiders are subject to certain requirements (e.g., Rule 144 affiliate sales reporting, disgorgement of short-swing profits and Section 16 filings) in addition to those discussed in this policy. Questions should be directed to the Law Department.

Consequences of Violation

Disciplinary Action. Compliance with this policy is mandatory and subject to audit. Failure to comply may result in disciplinary action, up to and including termination of employment.

Civil and Criminal Penalties. Trading on material, nonpublic information is a crime subject to significant fines and jail terms for individuals. Individual violators may also be subject to civil penalties, including disgorgement of any profits made, and civil liability to private plaintiffs. In addition, the Company may be subject to civil or criminal penalties.

Reporting and Inquiries

Anyone who is subject to this Policy and who violates this Policy or any applicable laws governing insider trading, or becomes aware of such violations, must report the violations immediately to the Chief Legal Officer.

Please direct all inquiries regarding this Policy or the requirements of applicable laws to the Ball Corporation Law Department. Any questions concerning the modification, application or interpretation of this Policy will be determined by the Chief Legal Officer.

Rule 10b5-1 Plans

A.	General Information. Rule10b5-1 of the Exchange Act provides an affirmative defense against allegations of insider trading while in possession of material nonpublic information. To qualify for the defense an Insider must enter into a trading plan that meets certain requirements set forth in Rule 10b5-1 (a “Rule 10b5-1 Plan”). Trades executed under a Rule 10b5-1 Plan will not be subject to the trading restrictions set forth in this Policy.

B.	Specific Requirements. To qualify as a Rule 10b5-1 Plan the trading plan must be (i) entered into while the Insider is not in possession of material nonpublic information, (ii) entered into during an open trading window, and (iii) pre-approved by the Chief Legal Officer or his/her designate. In addition, the trading plan must include certain required provisions described below. The Rule 10b5-1 Plan must state the amount, pricing and timing of the transactions to be executed under the plan or delegate authority to an independent third party to decide such matters. Any Rule 10b5-1 Plan for a Section 16 Insider must include (i) a cooling off period before transactions may commence that is at least 90 days from the date of adoption or two business days after the Company files its Form 10-Q or Form 10-K, and (ii) a certification that

(a) the Section 16 Insider is not aware of any material nonpublic information about the Company and (b) that they are adopting the plan in good faith and not as a plan or scheme to evade the prohibitions of Rule 10b-5. Any Rule 10b5-1 Plan entered into by an Insider other than a Section 16 Insider must include a cooling off period of at least 30 days. To qualify for the Rule 10b5-1 defense an Insider must (i) enter into the trading plan in good faith, (ii) not enter into overlapping plans, and (iii) not enter into more than one single-trade Rule 10b5-1 Plan during the immediately preceding 12-month period.